5

Follow-Up Materials

82- SUBMISSIONS FACING SHEET

06014070

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Cementos Lima S.A.

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 05 2006
THOMSON FINANCIAL

FILE NO. 82- 3911

FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 6/5/06

Cementos Lima S.A.

RECEIVED
2006 JUN -5 P 1:03
OFFICE OF INTERNATIONAL CORPORATE FINANCE

FILE NO. 82-3911

SEC MAIL PROCESSING SECTION
RECEIVED
MAY 26 2006
WASH. D.C. 152

VAL-053-06

May 19, 2006

Mr. Michael Hyatte
Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U. S. A.

Re.: Information furnished pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Dear Mr. Hyatte,

Please find enclosed the following documents:

1. Audited Financial Statements as of December 31, 2005 and 2004, together with the independent auditors' report aproved at the Obligatory Annual Meeting of Shareholders held on March 14, 2006.

   Date: filed with CONASEV on March 14, 2006.

   Required by: CONASEV

2. Interim unaudited Financial Statements as of March 31, 2006.

   Date: filed with CONASEV on April 26, 2006.

   Required by: CONASEV

3. Monthly information as of April 30, 2006 relating ADRs holders'share on the Capital Stock.

   Date: filed with CONASEV on May 3, 2006.

   Required by: CONASEV

4. Resolutions adopted at the General Meeting of Shareholders held on May 9, 2006.

   Date: filed with CONASEV on May 9, 2006.

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293

Cementos Lima S.A.

Required by: CONASEV

5. Notice to shareholders relating to dividend of US$ 0.14 per share of common stock and US$ 0.014 per investment share, declared by the April 26, 2006 Board of Directors' Meeting.

   Date: published in "El Peruano" (Official Bulletin), "El Comercio" and "Expreso" on May 16, 2006.

   Required by: CONASEV

Very truly yours,

Irma Mavila
Head of the Securities Department

c.c.: The Bank of New York

FILE: SEC

82-34ll

ASSURANCE

Translation of the report and financial statements originally issued in Spanish - See Note 32 to the financial statements

Cementos Lima S.A.

Financial statements as of December 31, 2005 and 2004, together with the independent auditors' report

AR/S
12-31-05

ERNST & YOUNG

MEDINA, ZALDIVAR, PAREDES & ASOCIADOS

Translation of the report and financial statements originally issued in Spanish - See Note 32 to the financial statements

Cementos Lima S.A.

Financial statements as of December 31, 2005 and 2004, together with the independent auditors' report

AR/S
12-31-05

Contents

Independent auditors' report

Financial statements

Balance sheet
Statement of Income
Statement of changes in shareholders' equity
Statement of cash flows
Notes to the financial statements

Translation of the report and financial statements originally issued in Spanish -
See Note 32 to the financial statements

Report of Independent Auditors

To the Shareholders of **Cementos Lima S.A.**

1. We have audited the accompanying balance sheets of **Cementos Lima S.A.** (a Peruvian company, subsidiary of Sindicato de Inversiones y Administración S.A.) as of December 31, 2005 and 2004, and the related statements of income, changes in shareholders' equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's Management. Our responsibility is to express an opinion on these financial statements based on our audits.

2. We conducted our audit in accordance with generally accepted auditing standards in Peru. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by Management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. The financial statements of **Cementos Lima S.A.** have been prepared to comply with Peruvian legal requirements regarding the presentation of financial information to shareholders and to the Comisión Nacional Supervisora de Empresas y Valores - CONASEV (National Supervisory Commission for Companies and Securities), and recognize the investments in affiliates on a cost basis and not on a consolidated basis. Therefore, the financial statements referred to above should be read together with the consolidated financial statements of the Company and its subsidiaries, presented separately. Summarized information from such consolidated financial statements is presented in Note 1 to the financial statements.

4. In our opinion, the financial statements referred to above fairly present, in all material respects and for the purposes explained in paragraph 3, the financial position of **Cementos Lima S.A.** as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years then ended, in conformity with generally accepted accounting principles in Peru.

Medina, Zaldívar, Paredes & Asociados

Countersigned by:

M. A. Zaldívar C.

Marco Antonio Zaldívar
C.P.C. Register No.12477

Lima, Peru
January 17, 2006

Translation of financial statements originally issued in Spanish - See Note 32

Cementos Lima S.A.

Balance Sheet

As of December 31, 2005 and 2004

	Note	2005 S/(000)	2004 S/(000)
Assets			
Current assets			
Cash and banks	4	31,006	7,360
Trade accounts receivable, net	5	30,863	16,279
Accounts receivable from Principal and subsidiaries	25	3,424	11,694
Other accounts receivable, net	6	6,499	11,293
Inventories	7	184,134	165,869
Prepaid taxes and expenses		9,465	5,932
Total current assets		265,391	218,427
Long-term other accounts receivable, net	6	10,495	9,260
Deferred stripping costs	2(h)	61,862	42,525
Investments, net	8	28,642	28,636
Property, plant and equipment, net	9	630,423	628,271
Other assets, net	10	54,916	53,057
Total assets		1,051,729	980,176

	Note	2005 S/(000)	2004 S/(000)
Liabilities and shareholders' equity			
Current liabilities			
Bank loans and overdrafts	11	106,024	45,815
Trade accounts payable	12	36,726	39,612
Accounts payable to Principal and subsidiaries	25	10,522	3,412
Other current liabilities	13	34,556	33,535
Current portion of long-term debt	14	5,147	9,849
Total current liabilities		192,975	132,223
Long-term debts	14	-	4,924
Deferred liability from income tax and workers' profit sharing	15	45,541	57,181
Total liabilities		238,516	194,328
Contingencies	26	-	-
Shareholders' equity	16		
Capital stock		393,168	393,168
Investment shares		50,789	50,789
Legal reserve		73,853	73,853
Retained earnings		295,403	268,038
Total shareholders' equity		813,213	785,848
Total liabilities and shareholders' equity		1,051,729	980,176

The accompanying notes are an integral part of these balance sheets.

Translation of financial statements originally issued in Spanish - See Note 32

Cementos Lima S.A.

Statement of Income

For the years ended December 31, 2005 and 2004

	Note	2005 S/(000)	2004 S/(000)
Net sales	18	657,035	571,517
Operating costs	19	(386,024)	(322,502)
Gross margin		271,011	249,015
Other operating expenses			
Administrative expenses	20	(88,394)	(85,163)
Selling expenses	21	(23,266)	(19,287)
Total operating expenses		(111,660)	(104,450)
Operating income		159,351	144,565
Other income (expenses)			
Financial, net	23	(3,538)	(2,090)
Gain from exposure to inflation		-	5,062
Income (loss) exchange difference		(4,478)	1,548
Other income, net	24	3,395	7,546
Total other income (expenses)		(4,621)	12,066
Income before workers' profit sharing and income tax		154,730	156,631
Workers' profit sharing	15	(15,199)	(16,119)
Income tax	15	(40,875)	(44,003)
Net income		98,656	96,509
Weighted average number of outstanding shares (in thousands of units)			
Common shares	27	36,927	36,927
Investment shares	27	47,701	47,701
Basic and diluted earnings per share (in Peruvian Nuevos Soles)			
Common shares	27	2.37	2.31
Investment shares	27	0.24	0.23

The accompanying notes are an integral part of these statements.

Translation of financial statements originally issued in Spanish - See Note 32

Cementos Lima S.A.

Statement of Changes in Shareholders' Equity

For the years ended December 31, 2005 and 2004

	Number of shares						
	Common	**Investment**	**Capital stock** S/(000)	**Investment shares** S/(000)	**Legal reserve** S/(000)	**Retained earnings** S/(000)	**Total** S/(000)
Balance as of January 1st, 2004	36,926,629	47,701,066	393,168	50,789	77,472	249,039	770,468
Cash dividends, note 16(d)	-	-	-	-	-	(81,334)	(81,334)
Prescribed dividends	-	-	-	-	205	-	205
Legal reserve appropriation, note 16(c)	-	-	-	-	(3,824)	3,824	-
Net income	-	-	-	-	-	96,509	96,509
Balance as of December 31, 2004	36,926,629	47,701,066	393,168	50,789	73,853	268,038	785,848
Cash dividends, note 16(d)	-	-	-	-	-	(71,349)	(71,349)
Prescribed dividends	-	-	-	-	58	-	58
Legal reserve appropriation, note 16(c)	-	-	-	-	(58)	58	-
Net income	-	-	-	-	-	98,656	98,656
Balance as of December 31, 2005	36,926,629	47,701,066	393,168	50,789	73,853	295,403	813,213

The accompanying notes are an integral part of these statements.

Cementos Lima S.A.

Statement of Cash Flows

For the years ended December 31, 2005 and 2004

	2005 S/(000)	2004 S/(000)
Operating activities		
Collection from customers, included value added tax	759,346	702,649
Payment to suppliers	(506,068)	(385,136)
Payment to employees	(48,317)	(48,860)
Payment of taxes	(72,887)	(77,754)
Payment of interests	(3,010)	(2,996)
Others, net	18,329	(6,091)
Net cash and cash equivalents provided by operating activities	147,393	181,812
Investing activities		
Purchase of property, plant and equipment	(96,819)	(50,661)
Purchase of other assets	(6,032)	(5,721)
Payment due to purchase of affiliate's investments	(6)	-
Sale of investments	-	49
Net cash and cash equivalents used in investing activities	(102,857)	(56,333)
Financing activities		
Increase (decrease) of bank loans and overdrafts, net	60,209	(11,823)
Amortization of long-term debts	(9,819)	(27,808)
Payments of dividends	(71,280)	(81,334)
Net cash and cash equivalents used in financing activities	(20,890)	(120,965)
Net increase of cash and cash equivalents	23,646	4,514
Cash and cash equivalents at beginning of year	7,360	2,846
Cash and cash equivalents at end of year	31,006	7,360

Statement of Cash Flows (continued)

	2005 S/(000)	2004 S/(000)
Reconciliation of net income to net cash and cash equivalents provided by operating activities		
Net income	98,656	96,509
Add (deduct)		
Depreciation	92,272	90,187
Amortization	4,173	3,733
Net cost of property, plant and equipment retired	924	1,585
Provision of impairment of assets	1,663	1,265
Deferred workers' profit sharing and income tax	(9,571)	(1,943)
Gain from exposure to inflation	-	(6,610)
Provision of doubtful accounts receivable	-	65
Net changes in assets and liability accounts		
Decrease (increase) of operating assets		
Trade accounts receivable	(14,584)	6,837
Accounts receivable from Principal and subsidiaries	8,270	(2,873)
Other accounts receivable	3,559	(1,357)
Inventories	(18,265)	(18,522)
Prepaid taxes and expenses	(3,532)	611
Deferred stripping costs	(19,337)	(8,917)
Increase (decrease) of operating liabilities		
Trade accounts payable	(2,886)	6,493
Accounts payable to Principal and subsidiaries	7,110	1,492
Other current liabilities	(1,059)	13,257
Net cash and cash equivalents provided by operating activities	147,393	181,812

The accompanying notes are an integral part of these statements.

Cementos Lima S.A.

Notes to the Financial Statements

As of December 31, 2005, and 2004

1. **Business activity**

Cementos Lima S.A. (hereafter "the Company") was incorporated in December 1967. The Company is a subsidiary of Sindicato de Inversiones y Administración S.A. (hereafter "the Principal"), which owns 68.03 percent of its capital stock. The Company's legal address is Av. Atocongo 2440, Villa María del Triunfo, Lima, Peru.

The Company's primary activity is the production and commercialization of all types of cements and clinker for sale in domestic and foreign markets. The Company has a plant located in the department of Lima with a production capacity of 3.6 million MT/year of clinker and approximately 4.5 million MT/year of cement.

The Company's General Management is exercised by Sindicato de Inversiones y Administración S.A. (SIA), as per public deed dated December 28, 1967, for renewable terms that will not exceed five years each. The current five-year term expires in April 2007. In accordance with the current Management Contract, SIA solely receives annual fees equivalent to 10 percent of the Company's net profits before income tax and workers profit sharing.

The number of workers employed by the Company was 348 and 349 as of December 31, 2005 and 2004, respectively.

The financial statements as of December 31, 2004 and for the year then ended were approved by the General Meeting of Shareholders held on March 28, 2005. The financial statements corresponding to the year 2005 will be submitted for the Shareholders' approval within the term established by law. In the opinion of Company's Management, the accompanying financial statements will be approved without modifications at the Board of Directors and General Shareholders' meetings that will be held during the first semester of the year 2006.

The accompanying financial statements reflect the Company's individual activity without including the effects of the consolidation of these financial statements with those of its Subsidiaries. The Company's consolidated financial statements (unaudited), show the following amounts:

	2005 S/(000)	**2004** S/(000)
Total assets	1,143,172	1,069,642
Total liabilities	296,579	253,331
Minority interest	33,381	31,336
Shareholders' equity	813,205	784,975
Total sales	739,398	656,550
Operating income	166,945	154,583
Net income	100,014	99,062

2. Significant accounting principles and practices

The financial statements are prepared in accordance with the related legal regulations on the matter and accounting principles generally accepted in Peru. The accounting principles are basically referred to the International Financial Reporting Standards (IFRS), which include the International Accounting Standards (IAS) approved by the Peruvian Accounting Standards Board. As at the date of the financial statements, this Board has approved the use of the IAS 1 to 41 and SIC 1 to 33 from the Standards Interpretation Committee (SIC).

The International Accounting Standards Board (IASB) has completed its review of the International Financial Reporting Standards within the framework of the "Improvement Project " and has thereby revised and issued new accounting standards. All revised IASs and newly issued IFRSs went into effect as of January 1, 2005, worldwide. Nonetheless, the Peruvian Accounting Standards Board (known as CNC in Peru) by means of resolutions No. 034-2005-EF/93.01 and No. 036-2005-EF/93.01 dated March 2, 2005 and December 15, 2005, respectively, approved the revised IASs and newly issued IFRSs and established mandatory compliance therewith in Peru as of January 1, 2006.

A summary of the revised IASs and newly issued IFRSs follows:

- IASs amended through the Improvement Project are IASs 1, 2, 8, 10, 16, 17, 21, 24, 27, 28, 31, 32, 33 and 40 (revised in 2003) and IAS 39 (revised in 2004).

- Also, as part of the review of the standards related to business combinations that resulted in the issue of IFRS 3 "Business Combinations", both, IAS No. 36 - Impairment of Assets and IAS No. 38 - Intangible Assets were also revised.

- The following International Financial Reporting Standards have been issued: IFRS 1 - First-Time Adoption of International Financial Reporting Standards, IFRS 2 - Share-Based Payments, IFRS 3 - Business Combinations, IFRS 4 - Insurance Contracts, IFRS 5 - Non-current Assets Held for Sale and Discontinued Operations, IFRS 6 - Exploration for and Evaluation of Mineral Resources

The Company is in the process of evaluating the impact of the adoption of the revised IASs and newly issued IFRSs.

The most significant accounting principles and practices applied by the Company to record its operations and prepare its financial statements are as follows:

(a) Adjustment of financial statements to recognize inflation effects -
By means of Resolution No. 031-2004-EF/93.01, the Peruvian Accounting Standards Board suspended the adjustment of financial statements to recognize inflation, beginning in 2005; therefore balances adjusted for inflation as of December 31, 2004 have been regarded as the initial balances as of January 1, 2005. This accounting treatment has also been adopted by the tax authorities for the purpose of determining income tax for 2005.

According to official 2004 statistics, the variation in the purchasing power of the Peruvian currency according to the National Wholesale Prices Index (known as IPM in Peru) was 4.9%.

(b) Use of estimates and assumptions -
The preparation of financial statements requires Management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and related revenues and expenses, and disclosure of significant events in the notes to the financial statements as of December 31, 2005 and 2004. The actual amount of this feature could differ from the estimates.

(c) Foreign currency transactions -
Transactions occurring in a foreign currency are recorded in local Peruvian currency using the exchange rate at the date of the transaction. Exchange gains and losses resulting from differences between the exchange rate at year-end and the exchange rate in which transactions were initially recorded, are recognized in the statement of income in the period in which they arise, see Note 3.

(d) Financial assets and liabilities -
Financial assets and liabilities shown in the balance sheets correspond to cash and bank, accounts receivable, bank loans, accounts payable and long-term debt.

Financial assets and liabilities are offset when the Company has a legally enforceable right to net the recognized amounts and Management intends either to settle them on a net basis or realize the asset and settle the liability simultaneously.

(e) Cash and bank -
Cash presented in the cash flow account consists of the balances of cash and cash equivalents on the balance sheet with an original maturity of up to three months.

(f) Accounts receivable -
Accounts receivable are stated at their nominal value.

(g) Inventories -

Inventories are stated at the lower of cost or net realizable value. Net realizable value is defined as the estimated sales price obtainable in the ordinary course of business, less estimated completion costs and selling and distribution expenses. Cost is determined using the average method, except for inventories in transit, which are valued at their specific acquisition cost. The cost of products in process and finished products include an allocation of the fixed and variable costs used in the production.

(h) Deferred stripping costs -

The Company is deferring the stripping costs related to expansion of the Atocongo and Cristina quarries mining area. For the purpose of determining the amount of the deferred stripping cost, the Company calculates a cost per ton coefficient by dividing the total amount of the overburden to be removed by the total tons of limestone expected to be extracted during the useful life of the quarries. Additional costs are deferred or amortized when the actual stripping amount is greater or smaller, respectively, than the estimated amount using the aforementioned coefficient.

(i) Investments -

Stock investments in affiliated companies are recorded at cost. Cash dividends are credited to income when approved. Annually, the Company compares the carrying value of its investments with their equity value and establishes impairment provisions as necessary when there is a permanent deterioration of its investments.

(j) Property, plant and equipment -

The property, plant and equipment item is presented at cost, net of accumulated depreciation, adjusted by voluntary revaluations recorded in previous years and based on the assessments and appraisals made by independent experts. Maintenance and minor repairs are charged to expense as incurred. Expenditures, which will result in future economic benefits, beyond originally assessed performance standards, are capitalized.

Machinery costs include interest on loans obtained for financing the plant expansion that accrued during the construction phase of the expansion project.

The cost of property, plant and equipment also includes certain replacement parts directly related to specific assets.

Depreciation is accounted for using the straight-line method and the following estimated useful lives:

	Years
Buildings and camps	33
Roads	33
Other constructions	10
Machinery	5 and 10
Vehicles	5
Furniture and fixtures	10
Other equipments	4 and 10
Replacement parts	10

The useful lives assigned and method of depreciation chosen by the Company are reviewed periodically to assure that they are consistent with economic benefit and life expectations for use of property, plant and equipment items.

Work in progress includes disbursements for construction of assets and other direct costs. Work in progress is not depreciated until such balances are transferred to fixed assets and placed in operation.

When property, plant and equipment are sold or retired, their cost and accumulated depreciation are eliminated and any gain or loss resulting from their disposal is included in the statements of income.

(k) Joint venture agreements -

The Company has entered into a joint venture agreement for the purpose of developing studies related to an electricity generation project, see note 10(a). The costs associated with the joint venture are recognized following the proportional participation method and are shown under other assets, net, on the balance sheet.

(l) Mining concessions -

Significant disbursements related to the acquisition of mining concessions are capitalized and amortized over a period of ten years and are presented under the caption "Other assets, net" in the balance sheets. Amounts previously capitalized are charged to expense in the year in which the Company determines that the investment made in the mining concession is not recoverable.

(m) Impairment of assets -

The Company undertakes an evaluation of impairment of assets whenever events or circumstances indicate that the book value of an asset may not be recoverable. An impairment loss is calculated as the amount by which the book value of an asset exceeds the higher of its net selling price or value in use. The net selling price is the amount at which the asset can be sold in a free market transaction; value in use is generally computed as the present value of the sum of estimated future cash flows expected from continual use of the asset and its disposal at the end of its useful life. An impairment loss recognized in previous years is reversed if changes occur in the estimates used in determining the impairment loss.

(n) Revenue recognition -

Sales are recognized when all the risks and benefits inherent in ownership have been transferred, it is probable that economic benefits associated with the transaction will flow to the Company, and the amount of revenue can be reliably measured.

Interest revenue is recognized on a timely basis using the effective rate on the underlying asset.

(o) Recognition of costs and expenses -

The cost of sales corresponding to the production cost of cement and clinker that the Company sells is recorded at the time the products are delivered, simultaneously with the recognition of revenue on the sale.

Interest expense on loans is recorded on an accrual basis. Interest expense on loans obtained specifically for the acquisition or construction of a qualifying asset are capitalized. The capitalization of interest commences when activities to build the property are in progress and interest costs are being incurred. The capitalization of interest ceases at the time assets are ready to be placed in use.

Other costs and expenses are recognized on an accrual basis, disregarding the moment they are paid, and are recorded in the periods to which they relate.

(p) Income tax and workers' profit sharing -

The current portion of income tax and workers' profit sharing are calculated and recorded in accordance with prevailing legal regulations. Additionally, under the liability method, the Company recognizes the effect of temporary differences between book and tax basis. A deferred asset will only be recognized as long as its realization is probable.

(q) Accruals -

An accrual is only recognized when the Company has a current obligation (legal o implicit) as a result of past events, it is probable to require resources of the Company to settle the obligation, and the related amount can be reasonably estimated. Accruals are revised periodically and are adjusted to reflect the best estimate at the date of the balance sheets.

(r) Contingencies -

Contingent liabilities are recorded in the financial statements when it is probable that future events will confirm them, as long as their amount can be reasonably estimated. Contingent liabilities deemed as possible are only disclosed in notes to the financial statements.

Contingent assets are not recognized in the financial statements; however, they are disclosed in notes to the financial statements when it is probable that they will be realized.

(s) Goodwill -

On February 28, 2003, a merger process by which the Company absorbed its subsidiary Lar Carbon S.A. was approved. The mergers effective date was March 1st , 2003.

The goodwill corresponds to the difference between Lar Carbon S.A. shares' acquisition cost and the fair value of the acquired assets and liabilities at the moment of the merger. Goodwill is amortized on a straight-line basis over a 10 year period.

(t) Earnings per share -

Basic and diluted earnings per share have been calculated by dividing the net income attributable to common and investment shares by the weighted average number of outstanding ordinary shares as of the date of the balance sheet; see Note 27.

(u) Comparison of the financial statements -

No reclassifications have been made to prior period balances in order to conform to the current period's presentation.

3. Foreign currency transactions

Foreign currency operations are made at free market exchange rates published by the "Superintendencia de Banca y Seguros". As of December 31, 2005, the weighted average free market exchange rates for transactions in U.S. Dollars was S/3.429 for buying and S/3.431 for selling (S/3.280 for buying and S/3.283 for selling as of December 31, 2004).

As of December 31, 2005 and 2004, the Company's assets and liabilities in foreign currency were as follows:

	2005 US$(000)	2004 US$(000)
Assets		
Cash and banks	207	496
Trade accounts receivable, net	6,391	3,123
Accounts receivable from Principal and subsidiaries	554	805
Other accounts receivables, net (includes non-current portion)	4,408	5,722
Prepaid expenses	80	73
	11,640	10,219
Liabilities		
Bank loans and overdrafts	30,901	13,954
Trade accounts payable	9,227	7,886
Accounts payable to Principal and subsidiaries	9	9
Other current liabilities	2,394	1,201
Long-term debts	1,500	4,500
	44,031	27,550
Net liability position	32,391	17,331

The Company's management has decided to accept the exchange risk of this position and has not carried out operations with derivative products for hedging purposes.

The devaluation (revaluation) rates, stated in percentages, of the local Peruvian currency with respect to the U.S. Dollar are as follows:

Year	Devaluation (revaluation)
2001	(2.3)
2002	2.0
2003	(1.5)
2004	(5.2)
2005	4.5

4. Cash and banks

This item is made up as follows:

	2005 S/(000)	2004 S/(000)
Cash	807	841
Current accounts (a)	2,649	5,220
Time deposits (b)	27,550	-
In-transit remittances	-	1,299
	31,006	7,360

(a) The Company maintains its current bank accounts with different domestic banks both in Peruvian currency and in U.S. Dollars. Deposits in these current accounts are freely available and do not accrue interest.

(b) As of December 31, 2005, the balance corresponds to time deposits maintained with domestic banks in Peruvian currency. These deposits accrue annual interest rates ranging between 3.4 and 4.0 percent.

5. Trade accounts receivable, net

This item is made up as follows:

	2005 S/(000)	2004 S/(000)
Invoices receivable		
Third parties	15,680	11,090
Subsidiary, Note 25(b)	15,233	5,267
	30,913	16,357
Bills of exchange receivable from third parties	679	650
	31,592	17,007
Less		
Provision for doubtful accounts	(729)	(728)
	30,863	16,279

Trade accounts receivable to third parties are stated in Peruvian Nuevos Soles, except for those related to export sales, which are stated in U.S. Dollars, and amount to approximately S/7,600,000 as of December 31, 2005 (S/2,910,000 as of December 31, 2004). Accounts receivable have current maturities and do not accrue interest.

In Management's opinion, the provision for doubtful accounts receivable is sufficient considering the assessed risks as of December 31, 2005 and 2004.

6. Other accounts receivable, net

This item is made up as follows:

	2005 S/(000)	2004 S/(000)
Third parties loans (a)	13,189	13,747
Claims to third parties	546	2,997
Personnel accounts receivable	682	12
Interest receivable	11	690
Other accounts receivable	2,700	3,241
	17,128	20,687
Less		
Provision for doubtful accounts	(134)	(134)
	16,994	20,553
Current portion	6,499	11,293
Non current portion	10,495	9,260

(a) As of December 31, 2005 and 2004, this amount includes primarily the account receivable to Minera San Martin S.A., related to the sale of certain machinery and granted loans. The loans were granted on the basis of the mining concession development and operation contract in the quarries of Atocongo, in return of which Minera San Martin S.A. is committed to provide services for exploitation and limestone transport from the Company's quarries to its processing plant. The loan has an established interest rate of 7 percent and the last payment on the loan is due on December 31, 2010.

7. Inventories

This item is made up as follows:

	2005 S/(000)	2004 S/(000)
Finished products	3,732	3,175
Work in process (a)	78,594	68,255
Raw and ancillary materials (b)	33,986	29,965
Containers and packaging	4,344	4,313
Spare parts, materials and supplies (c)	57,875	53,810
Inventories in transit	5,603	6,351
	184,134	165,869

(a) Products in process include clinker in production and limestone extracted from the Company's quarries and awaiting to be used in the production process.

(b) Raw and ancillary materials include gypsum, silica, iron ore and coal, among others, which will be used in the production process.

(c) In Management's opinion, based on the results of the evaluation performed with the participation of the Company's operational areas, it is not necessary to record an allowance for certain spare parts and materials with slow turnover, due to the fact that it is expected that such spare parts and materials will be used in the normal course of the Company's operations.

8. Investments, net

This item is made up as follows:

Company	Main activity	Percentage of share in net equity		Amount		Amount of share in net equity	
		2005	2004	2005 S/(000)	2004 S/(000)	2005 S/(000)	2004 S/(000)
Affiliates							
Inversiones en Concreto y Afines S.A. (a)	Holds a 60 percent equity investment in shares of Unión de Concreteras S.A. - UNICON	60.00	60.00	27,961	27,961	23,855	23,571
Generación Eléctrica de Atocongo S.A. (b)	Electric power generation	99.85	99.85	198	198	3,903	3,739
Others	-	Various	Various	360	353	683	-
				28,519	28,512	28,441	27,310
Others							
Bonds and other investments				123	124	-	-
				28,642	28,636	28,441	27,310

(a) Management of the Company believes that the decline in fair value of the equity investment in Inversiones en Concreto y Afines S.A. is temporary in nature, and therefore, believes it is not necessary to record an allowance for the decline in value of the investment as of the date of the balance sheets.

(b) The value of the participation in the net equity of its affiliates has been determined on the base of the unaudited financial statements presented by the respective companies as of December 31, 2005 and 2004.

9. Property, plant and equipment, net

The annual movement and accumulated depreciation balances are as follows:

	Lands S/(000)	Buildings and camps S/(000)	Roads S/(000)	Other constructions S/(000)	Machinery S/(000)	Vehicles S/(000)	Furniture and fixtures S/(000)	Other equipments S/(000)	Replacement equipments S/(000)	Work in progress S/(000)	Total 2005 S/(000)	Total 2004 S/(000)
Cost												
Balance as of January 1, 2005	27,963	269,576	5,330	40,358	1,317,963	10,786	11,893	26,274	17,849	60,593	1,788,585	1,741,740
Additions	-	-	77	73	858	1,073	119	710	3,188	90,721	96,819	50,661
Retirements and others	-	-	-	-	(1,337)	(711)	(23)	(481)	-	(113)	(2,665)	(3,816)
Transfers	-	2,108	-	3,056	36,381	2,070	83	534	(656)	(43,576)	-	-
Balance as of December 31, 2005	27,963	271,684	5,407	43,487	1,353,865	13,218	12,072	27,037	20,381	107,625	1,882,739	1,788,585
Accumulated depreciation												
Balance as of January 1, 2005	-	128,982	4,165	32,181	954,559	7,685	10,529	19,684	-	-	1,157,785	1,069,829
Additions	-	5,974	56	1,753	81,467	947	313	1,762	-	-	92,272	90,187
Retirements and others	-	-	-	-	(1,027)	(436)	-	(470)	-	-	(1,933)	(2,231)
Balance as of December 31, 2005	-	134,956	4,221	33,934	1,034,999	8,196	10,842	20,976	-	-	1,248,124	1,157,785
Provision for impairment												
Balance as of January 1, 2005	-	-	-	-	-	-	-	-	(2,529)	-	(2,529)	(1,264)
Additions	-	-	-	-	-	-	-	-	(1,663)	-	(1,663)	(1,265)
Balance as of December 31, 2005	-	-	-	-	-	-	-	-	(4,192)	-	(4,192)	(2,529)
	27,963	136,728	1,186	9,553	318,866	5,022	1,230	6,061	16,189	107,625	630,423	628,271

(a) Fully depreciated assets -

Fully depreciated assets as of December 31, 2005 amounted approximately to S/561,471,000 (approximately to S/551,162,000 as of December 31, 2004).

(b) Interests -

The caption "Property, plant and equipment" includes loans costs, net of accumulated depreciation, amounting approximately of S/17,391,000 and S/21,558,000 as of December 31, 2005, and 2004, respectively.

(c) Guarantees -

As explained in Note 14, the Company has pledged certain fixed assets as guarantee on the loans obtained for the construction of the plant expansion.

(d) Work in progress -
Work in progress corresponds to investments made by the Company, mainly in the construction of the Atocongo – Conchan conveyor belt and the conversion of the electrofilter of Furnace 1 to a sleeve filter.

(e) The Company maintains insurance coverage on its main assets in accordance with the policies established by Management. As of December 31, 2005 and 2004, the Company has insurance coverage for all of its properties; the Company's maximum loss exposure is US$55 million. The covered value of the insured items is US$413 and US$400 million as of December 31, 2005 and 2004, respectively. In Management's opinion, the insurance policies are consistent with international practice in the industry and the coverage for risk of loss due to accidents and events covered under the insurance policy is reasonable, based on the type of assets owned by the Company.

(f) Depreciation is distributed as follows:

	2005 S/(000)	2004 S/(000)
Operating costs, Note 19	61,175	58,989
Administrative expenses, Note 20	31,097	31,198
	92,272	90,187

10. Other assets, net

The annual movement in the other assets account and accumulated amortization balances are as follows:

	Hydroelectric Project El Platanal (a) S/(000)	Other concessions S/(000)	Goodwill S/(000)	Deferred charges S/(000)	Total 2005 S/(000)	Total 2004 S/(000)
Cost						
Balance as of January 1, 2005	31,415	13,908	13,598	30,947	89,868	84,190
Additions	3,400	554	-	2,078	6,032	5,721
Retirements	-	-	-	-	-	(43)
Balance as of December 31, 2005	34,815	14,462	13,598	33,025	95,900	89,868
Accumulated amortization						
Balance as of January 1, 2005	-	3,897	2,493	30,421	36,811	33,078
Additions	-	676	1,360	2,137	4,173	3,733
Balance as of December 31, 2005	-	4,573	3,853	32,558	40,984	36,811
Net book value	34,815	9,889	9,745	467	54,916	53,057

(a) In November 1996, the Company obtained a temporary concession to complete feasibility studies related to electric power generation activities in the Cañete River, located in the Cañete province, department of Lima. The integrated project named "El Platanal" ("the Project") unites the hydroelectric potential of the Cañete River with the Pampas de Con Con Topara irrigation project. In June of 1998, the Company entered into a business partnership agreement with Cemento Andino S.A. by virtue of which the Company became the Project's operator with a 67 percent interest; the remaining interest in the Project was assumed by Cemento Andino S.A. The duration of the contract extends until the Company transfers the feasibility studies to the company that will execute such plans.

By means of Supreme Resolution N°130-2001-EM, the Peruvian Government granted the Company a permanent electric power generation concession, including the right to use water from the Cañete River. Pursuant to the Permanent Electric Power Generation Concession Contract signed with the Ministry of Energy and Mines, the Project's scope includes the construction of two hydroelectric plants with a total generation capacity of 270 megawatts; the Project's construction budget is US$270 million, plus US$70 million related to irrigation and other works, and completion is estimated in the term of three to four years. Furthermore, by means of Supreme Resolution N°036-2003-EM as of October 2, 2003, it was approved the division of the permanent electric power generation concession in two independent power generation concessions: G-1 El Platanal with an installed capacity of 220 megawatts and G-2 Morro de Arica with an installed capacity of 50 megawatts.

The General Shareholders' Meeting held on November 4, 2005, approved the Framework Investment Agreement that will be entered into by and between Cementos Lima S.A., Cemento Andino S.A. and Corporación Aceros Arequipa S.A. to create Compañía Eléctrica El Platanal S.A. – CELEPSA, which will develop and operate the Electric Power Generating Concession "G-1 El Platanal". The total estimated investment is US$210 million to be financed by means of a bank loan and contributions made by the shareholders that founded Cementos Lima S.A., Cemento Andino S.A. and Corporación Aceros Arequipa S.A based on a 60, 30 and 10 percent shareholding, respectively. The programmed construction term is 35 months and the commencement date thereof is estimated to be in the first quarter of 2006. As to the date of this report, Compañía Eléctrica El Platanal S.A. – CELEPSA is pending incorporation.

11. Bank loans and overdrafts

This item is made up as follows:

	2005 S/(000)	2004 S/(000)
Overdrafts	37,404	257
Banco de Crédito del Perú, (a)	68,620	45,558
	106,024	45,815

(a) The bank loans correspond to promissory notes denominated in foreign currency and was obtained to fund working capital needs of the Company. The promissory notes have current maturities and are not backed by specific guarantees. The weighted average annual interest rates of these bank loans were 3.74 and 1.48 percent as of December 31, 2005 and 2004, respectively.

12. Trade accounts payable

This item is made up as follows:

	2005 S/(000)	2004 S/(000)
Third parties (a)	32,757	26,885
Affiliates, Note 25(b)	3,969	12,727
	36,726	39,612

(a) Trade accounts payable are generated principally from the acquisition of materials, supplies, containers and packaging for the Company's products. They are stated in both domestic and foreign currency, have current maturities, do not accrue interest and no guarantees have been given to assure these obligations. Trade accounts payable also include accounts due to ARPL Tecnología Industrial S.A. for engineering and technical assistance services amounting to approximately of S/2,101,000 as of December 31, 2005 (S/937,000 as of December 31, 2004). The total value of services provided by ARPL Tecnología Industrial S.A. for the years ended 2005 and 2004 amounted approximately to S/9,245,000 and S/8,158,000, respectively.

13. Other current liabilities

This item is made up as follows:

	2005 S/(000)	2004 S/(000)
Workers' participation	10,909	9,345
Taxes and contributions	8,129	8,493
Advances from customers	7,025	4,715
Remuneration payable	4,854	3,778
Interest payable	531	423
Social security contributions	351	337
Private pension fund administrators (known as AFPs in Peru)	350	354
Severance indemnity	342	339
Dividends payable, Note 16(d)	31	20
Other	2,034	5,731
	34,556	33,535

14. Long-term debts

This item is made up as follows:

	2005 S/(000)	2004 S/(000)
Funding of plant expansion -		
Deutsche Investitions-und Entwicklungsgesellschaft mbH (a)		
Current	5,147	9,849
Non-current	-	4,924
	5,147	14,773

(a) A mining mortgage has been granted to guarantee this loan and others. The mortgage has been established on the "Atocongo 5" concession for a total amount of US$51,331,115, of which US$25,500,000 corresponds to Deutsche Investitions-und Entwicklungsgesellschaft mbH. The balance of the guarantee, amounting US$25,831,115, which secured other loans that are already paid-off, is in the process of being partially released. In addition, according to these agreements, the Company must comply with certain clauses related to financial ratios, as well as aspects related to the management of the business and transactions with affiliated companies. In the opinion of the Management of the Company, it has complied with said indicators as of December 31, 2005 and 2004.

(b) The annual interest rate is 9.55%, with a six-month maturity up to March 2006.

15. Deferred liability from income tax and workers' profit sharing

(a) This item is made up as follows:

	Balance as of January 1, 2004 S/(000)	Other reclasifications S/(000)	Debit (Credit) to the statement of income S/(000)	Balance as of December 31, 2004 S/(000)	Other reclasifications S/(000)	Debit (Credit) to the statement of income S/(000)	Balance as of December 31, 2005 S/(000)
Deferred liability							
Effect from the increased value of assets (revaluation)	48,384	3,007	23	51,414	-	(6,932)	44,482
Effect of capitalized interest	9,518	-	(1,542)	7,976	-	(1,542)	6,434
Other	(1,792)	7	(424)	(2,209)	(2,069)	(1,097)	(5,375)
	56,110	3,014	(1,943)	57,181	(2,069)	(9,571)	45,541

	2005 S/(000)	2004 S/(000)
Distribution		
Workers' profit sharing -		
Current	18,211	16,851
Deferred	(2,587)	(525)
Other adjustments	(425)	(207)
	15,199	16,119
Income tax -		
Current	49,171	45,498
Deferred	(6,984)	(1,418)
Other adjustments	(1,312)	(77)
	40,875	44,003
	56,074	60,122

(b) The reconciliation of the effective tax rate for workers' participation and income tax to the legal combined rate for the years ended 2005 and 2004 is as follows:

	2005 S/(000)	%	2004 S/(000)	%
Income before workers' profit sharing and income tax	154,730	100.00	156,631	100.00
Combined legal rate	57,250	37.00	57,953	37.00
Adjustments	(1,094)	(0.71)	(21)	(0.01)
Non deductible expenses, net	(82)	(0.05)	2,190	1.39
Workers' profit and income tax expenses	56,074	36.24	60,122	38.38

16. Shareholders' equity

(a) Capital stock -

Capital stock subscribed and paid as of December 31, 2005 and 2004, is comprised of 36,926,629 common shares, with a nominal value of S/10 per share, which are completely emitted and paid.

Due to inflation effects originated as of December 31, 2004, the Company can increase its capital stock in approximately 2,390,000 as of December 31, 2005.

As of December 31, 2005 and 2004 the stock exchange quotation of the Company's shares was S/40 and S/61, respectively.

(b) Investment shares -

As of December 31, 2005 and 2004, there are 47,701,066 investment shares with a nominal value of S/1 per share.

Due to inflation effects originated as of December 31, 2004, the Company can increase its investment shares in approximately 3,087,000, as of December 31, 2005.

(c) Legal reserve -

According to the General Corporation Law, no less than 10% of the distributable profits of each year, after deducting income tax, shall be transferred to a legal reserve up to an amount equivalent to 20 percent of the capital stock. The legal reserve may be used to offset losses or may be capitalized; in both cases, it should be restored from future profits.

(d) Dividends paid -

The Board of Directors Meeting held on January 29, 2004, agreed to distribute dividends charged to prior year's freely disposable profits amounts approximately S/21,340,000, whose payment was made on March 2, 2004. The Board of Directors meetings held on April 30, July 21 and October 27, 2004, agreed to distribute dividends charged to year 2004 freely disposable profits amounted approximately S/59,994,000 which were paid on June 3, August 26, and November 30, 2004, respectively.

The Board of Directors Meeting held on January 26, 2005, agreed to distribute dividends charged to prior year freely disposable profits amounted to approximately S/19,089,000, whose payment was made on February 28, 2005. The Board of Directors Meetings held on April 27, July 20 and October 26, 2005, agreed to distribute dividends charged to year 2005 freely disposable profits for approximately S/52,260,000, which were paid on May 31, August 24 and November 29, 2005, respectively

17. Tax situation

(a) The Company is subject to Peruvian Tax Law. Until December 31, 2005 and 2004, the statutory income tax rate in Peru was 30 percent on taxable income.

Corporations not domiciled and citizens in Peru must pay an additional tax of 4.1 percent on dividends.

As of January 1, 2005, the following tax modifications went into effect:

- A tax prepayment was created in the form of a Temporary Tax on Net Assets (known as ITAN in Peru). This tax will be in force until December 31, 2006, and its computation base is the value of the Company's net assets as of December 31 of the prior year.

- For purposes of determining the tax computation base, specifically the Income Tax, financial statements must not be adjusted due to inflation.

(b) For purposes of determining the Income Tax and the Value Added Tax, transfer prices of transactions with related companies and companies domiciled in tax-haven countries must be supported with documentation and information regarding the valuation methods and criteria used to determine them. Based on the analysis of the Company's operations, it is the opinion of Management and the Company's legal counsels that the application of these legal provisions will not bring forth any significant contingencies as of December 31, 2005 and 2004. As of year 2004, the support for the transfer prices is solely required for transactions between related companies that individually pay their income tax in their country, subject to filing an Informative Sworn Statement thereof, on a yearly basis.

(c) The tax authorities are legally entitled to audit and, if necessary, adjust the income tax calculated by the Company during the four years subsequent to the year of the related tax return filing. The Company's income tax and value added tax returns from the year 2001 to 2005 are still subject to audit by the tax authorities. Due to various possible interpretations of current legislation, it is not possible to determine whether or not such audits will result in tax liabilities for the Company; therefore, any eventual greater tax will be applied to the results of the year in which it is determined. However, in Management's opinion and of the Company's legal advisors, any additional tax assessment will not be significant to the Company's financial statements as of December 31, 2005 and 2004.

18. Net sales

This item is made up as follows:

	2005 S/(000)	2004 S/(000)
Local		
Cement	546,633	496,969
Others	7,027	5,156
Exports	103,375	69,392
	657,035	571,517

19. Operating costs

This item is made up as follows:

	2005 S/(000)	2004 S/(000)
Initial inventory of finished and in process products, Note 7	71,430	52,150
Deferred stripping cost	42,525	33,608
	113,955	85,758
Raw materials consumption	102,296	76,115
Fuel	104,381	73,888
Electric power	35,136	30,901
Personnel expenses, Note 22	21,351	21,984
Containers	15,365	14,762
Depreciation, Note 9(f)	61,175	58,989
Other manufacturing costs	76,553	74,060
Final inventory of finished and in process products, Note 7	(82,326)	(71,430)
Deferred stripping cost	(61,862)	(42,525)
	(144,188)	(113,955)
	386,024	322,502

Operating costs are allocated as follows:

	2005 S/(000)	2004 S/(000)
Local		
Cement	293,851	259,982
Others	4,662	5,490
Exports	87,511	57,030
	386,024	322,502

20. Administrative expenses

This item is made up as follows:

	2005 S/(000)	2004 S/(000)
Depreciation, Note 9(f)	31,097	31,198
Management services, Note 1	17,581	17,412
Personnel expenses, Note 22	12,373	12,428
Services rendered by third parties	9,297	7,874
Various management expenses	7,374	6,358
Amortization, Note 10	4,173	3,733
Taxes	3,919	3,507
Board's fees	1,758	1,741
Period accruals	822	912
	88,394	85,163

21. Sales expenses

This item is made up as follows:

	2005 S/(000)	2004 S/(000)
Sales commissions	11,239	10,200
Services rendered by third parties	10,136	7,071
Various management expenses	1,379	1,605
Personnel expenses, Note 22	483	388
Period accruals	29	23
	23,266	19,287

22. Personnel expenses

This item is made up as follows:

	2005 S/(000)	2004 S/(000)
Remunerations	21,724	21,296
Bonuses	4,697	4,734
Contributions	2,740	2,353
Vacations	1,923	2,969
Training	473	561
Other	2,650	2,887
	34,207	34,800

Personnel expenses have been recorded in the following captions:

	2005 S/(000)	2004 S/(000)
Operating costs, Note 19	21,351	21,984
Administrative expenses, Note 20	12,373	12,428
Selling expenses, Note 21	483	388
	34,207	34,800

23. Financial, net

This item is made up as follows:

	2005 S/(000)	2004 S/(000)
Interest on long-term debt	3,338	2,155
Other, net	200	(65)
	3,538	2,090

24. Other income, net

This item is made up as follows:

	2005 S/(000)	2004 S/(000)
Net income by coal sales to Cemento Andino S.A. (a)	584	4,865
Insurance reimbursement	186	2,660
Adjustment on inventory balance	-	2,385
Other	2,625	(2,364)
	3,395	7,546

(a) Sales of coal to Cemento Andino S.A. were made until the month of June 2005.

25. Transactions with Principal and subsidiaries

(a) The main transactions between the Company and the Principal and its affiliates were as follows:

	2005 S/(000)	2004 S/(000)
Sales of goods and services		
Sale of cement	40,859	27,689
Thermal plant lease services	1,981	1,447
Purchase of goods and services		
Management fee, Note 1	17,581	17,412
Purchase of electric power	9,327	6,695

The Company's operations with its Principal and subsidiaries are carried out under the same conditions as with third parties; therefore, there are no differences as regards price policies or bases for settlement for tax purposes. As to payment terms, the policies granted to third parties are different from those involving its Principal and subsidiaries.

(b) As a consequence of these and other less significant transactions, the Company has the following accounts receivable and payable:

	2005 S/(000)	2004 S/(000)
Trade accounts receivable, Note 5		
Unión de Concreteras S.A.	15,233	5,267
Other accounts receivable		
Depósito Aduanero Conchán S.A.	1,152	1,776
Minera Adelaida S.A.	698	530
Generación Eléctrica de Atocongo S.A.	660	8,135
Inversiones en Concreto y Afines S.A.	-	736
Sindicato de Inversiones y Administración S.A.	160	97
Unión de Concreteras S.A.	19	14
Other	735	406
	3,424	11,694
Trade accounts payable, Note 12		
Depósito Aduanero Conchán S.A.	1,584	1,803
Unión de Concreteras S.A.	1,499	600
Generación Eléctrica de Atocongo S.A.	804	10,245
Transportes Lurín S.A.	82	79
	3,969	12,727
Other current liabilities		
Sindicato de Inversiones y Administración S.A.	10,492	3,383
Transportes Lurín S.A.	30	29
	10,522	3,412

26. Contingencies

The Company is currently involved in various tax, legal and labor proceedings related to its operations. In Management's opinion and of its legal advisors, the final outcome of these proceedings will not represent significant expenses for the Company, and therefore, no provisions as of December 31, 2005 and 2004 are needed. The principal proceedings are described below:

(a) During the year 2002, the Company was notified with several Resolutions of Determination and of Fine for an approximate amount of S/47,638,000 related to Value Added taxes for the years 1996, 1998 and 1999 and Income Tax for the years 1995, 1998 and 1999. The reason for the fine assessment is that the management fee paid by the Company to its Principal, Sindicato de Inversiones y Administración S.A., should not have been considered as a tax deductible expense (see Note 1).

On February 18, 2005, the Tax Court declared inadmissible the last "Recurso de Amparo" (proceeding which serves to guarantee constitutional rights) filed by the Tax Administration, thereby putting and end to this process.

(b) On December 19, 2003, the Company was notified by the Intendancy Resolution N° 000-ADF/2003-000700, emitted by the Intendancy of Supervision and Customs Collection Management (Intendencia de Fiscalización y Gestión de Recaudación Aduanera), which orders the Company to return the benefits of the Drawback used, plus the fine and penalty interest rates, for a total amount of approximately S/10,355,000. The resolution considers that the Company unrightfully used the restitution of tariff rights in the years 2001 and 2002. On January 15, 2004, the Company filed a Reclamation Proceeding, which was declared unfounded through Intendancy Resolution N° 000-ADF/2004-000172. However, the Company filed an Appeal on July 7, 2004. By means of Resolution No. 07238-A-2005, dated November 25, 2005, the Tax Court confirmed the resolutions issued by the Tax Administration. To that matter, the Company has brought an administrative litigation before a judge who deals with administrative matters and also a precautionary measure. It is the opinion of Management and the Company's legal counsel that the Tax Intendancy Resolution and Tax Court Resolution No. 07238-A-2005, have no sound legal basis whatsoever and that this contingency should be resolved in favor of the Company.

(c) As of December 30, 2003, the Municipality of Villa Maria del Triunfo notified Determination Resolutions for the year 1999 related to the assumed undervaluation and omission of declaration of estates for an amount of approximately S/2,578,000, to which the Company filed a Reclamation Proceeding. On June 2, 2004, the Company received the Directorial Resolution N° 722-2004-OR/MVMT, emitted by the Municipality of Villa Maria del Triunfo, which declared partially admissible the Reclamation Proceeding and emitted new values for fiscal years 1999, 2000, 2001, 2002 and 2003 for real estate and municipal taxes for buildings in the Company's land for an approximate amount of S/771,000 which was paid on June 3, 2004. Likewise, on July 16, 2004, the Company was notified with the Determination Resolutions 004-2004-ARB-UFT/OR/MVMT, 005-2004-ARB-UFT/OR/MVMT, 002-2004-UFT/OR/MVMT and 004-2004-UFT/OR/MVMT amounting approximately S/10,759,000 due to real estate and municipal taxes, fines and interests over land under concession buildings on concession land. On August 13, 2004, the Company filed an appeal given that it considered the pretended collection to be unrightfully. By means of Management Resolution No. 2249-2005-GR/MVMT, dated December 1, 2005, the Villa María del Triunfo District Municipality dismissed the Company's claim as groundless. On December 28, 2005, the Company has filed an appeal which is pending resolution to date. Management and its legal counsels have assessed the impact of this contingency and it is their opinion that the position adopted by the Company should prevail in the respective instances.

(d) After the completion of the merger between Lar Carbón S.A. and the Company effective on March 1, 2003, the Tax Administration notified the Determination Resolutions N° 012-03-0002378 to 012-03-0002380, which determined a debt for Income Tax and Value Added Tax corresponding to the year 2001 plus the respective fines arising from the discounts granted for the export operations of the Company, as well as a supposed undervaluation of assets and the depreciation's calculation of Lar Carbón S.A., for a total amount of approximately S/1,652,000. On March 31, 2003, the Company filed a partial Reclamation Proceeding against the Determination Resolutions. As of the date of this report, the Tax Administration has not yet responded. In Management's and its legal advisors' opinion, this situation will be resolved in favor of the Company.

(e) On December 16, 2004, the Company was notified by the National Tax Superintendence (known as SUNAT in Peru) of Tax Assessment Resolutions and Fine Imposing Resolutions for an aggregate amount of approximately S/12,763,000, related to the Value Added Tax and Income Tax corresponding to fiscal years 2000 and 2001. These resolutions adjust the revenues from exports of cement and clinker to the USA, expenses owing to the effect of the recalculation of the tax credit prorate, revenues from adjustment of sales of type II cement, camp and teaching service expenses, and three more items that the Company accepted at the time of filing its claim. On January 12, 2005, the Company filed a tax claim against the unaccepted objections amounting to approximately S/10,682,000, which in the opinion of Management and the Company's legal counsels will be resolved favorably.

27. Basic and diluted earnings per share

The weighted average number of shares to be used in the basic and diluted earnings per share calculation is determined as follows:

	Common shares			Investment shares		
	Outstanding shares	Days in effect until the year end	Weighted average of shares	Outstanding shares	Days in effect until the year end	Weighted average of shares
Year 2004						
Balance as of January 1st, 2004	36,926,629	365	36,926,629	47,701,066	365	47,701,066
Balance as of December 31, 2004	36,926,629		36,926,629	47,701,066		47,701,066
Year 2005						
Balance as of January 1st, 2005	36,926,629	365	36,926,629	47,701,066	365	47,701,066
Balance as of December 31, 2005	36,926,629		36,926,629	47,701,066		47,701,066

	As of December 31, 2005			As of December 31, 2004		
	Income (numerator) S/	Shares (denominator)	Earnings per share S/	Income (numerator) S/	Shares (denominator)	Earnings per share S/
Earnings per common share, basic and diluted	87,370,000	36,926,629	2.37	85,468,000	36,926,629	2.31
Earnings per investment share, basic and diluted	11,286,000	47,701,066	0.24	11,041,000	47,701,066	0.23

28. Risk concentration

Assets that are potentially exposed to credit risk concentrations correspond to deposits in banks and financial institutions, trade accounts receivable and receivables from affiliates. The Company has significant bank balances in various major local financial institutions of renowned prestige in the domestic and foreign markets. In Management's opinion, as of December 31, 2005 and 2004, there are no credit risks. Likewise, the Company has a portfolio of customers that have adequate credit history and continuously monitors its debtors' payment behavior.

29. Fair value of financial instruments

Peruvian accounting standards define a financial instrument as any contract that gives rise to both a financial asset of one enterprise and a financial liability or equity instrument of another enterprise. Cash, as defined by Peruvian accounting standards, is any contractual right to receive cash or another financial asset or to exchange financial instruments or equity instruments with another enterprise. Financial instruments include primary instruments such as accounts receivable, accounts payable and equity.

In Management's opinion, the fair values of the Company's financial instruments approximate their carrying values; and therefore, the disclosure of said information has no effect on the financial statements as of December 31, 2005 and 2004.

30. Mining royalty

On June 24, 2004, the Peruvian Congress approved Law 28258 – Mining Royalty Law. This law seeks to establish the mining royalty that the owners of the mining concessions should pay for the exploitation of metallic and non-metallic mineral resources. The mining royalty will be calculated with rates ranging from 1 to 3 percent over the mineral concentrates value or equivalent, according to the quoted market price published by the Ministry of Energy and Mines. As of November 15, 2004, it was approved the law's regulation. The Company has complied with making the payment of the mining royalty as of December 31, 2005 and 2004.

31. Environmental matters

The Company's activities are subject to environmental protection standards. The Company must comply with the following regulations:

(a) Industrial activity -

In compliance with Supreme Decree N°019-97-ITINCI - Environmental Protection Regulations for the Development of Activities Pertaining to the Manufacturing Industry, dated September 26, 1997, the Company, on January 29, 2001, submitted to the Ministry of Industry, Tourism, Integration and International Trade Negotiations – MITINCI (now denominated PRODUCE) its Environmental Management and Compliance Program (PAMA), which was approved by MITINCI on February 1, 2002. The Company estimates that the expenditure required to tackle the situations identified in its PAMA amount to approximately US$10.8 million, which within 5 years of its approval, will be mainly targeted to the improvement and installation of dust filters in the clinker production system, the construction of a treatment plant of effluents and for the monitoring of the air quality.

On the third execution year, the aggregated investment as of December 31, 2005 is approximately US$8.4 million.

(b) Mining and port activities -

With regard to its mining and port activities, the Company has submitted to PRODUCE the corresponding Environmental Impact Assessments (EIAs) and is complying with its commitments and terms established in said assessments. The aggregate investment as of December 31, 2005 is approximately US$3.7 million (US$3.2 million as of December 31, 2004).

Also, on October 14, 2003 the Congress of the Republic enacted Law 28090 that regulates close of mines. This law intends regulates the obligations and procedures that must comply the holders of the mining activity for the elaboration, presentation and implementation of the Plan of Closing of Mines, and the constitution of the corresponding environmental guarantees, that assure the fulfillment the investments that includes with subjection to the principles of protection, preservation and recovery of the environment.

According to the First Temporary Provision of Law 28090, the Company must file a Plan of closing of Mines with the Ministry of Energy and Mines, within a term not to exceed six months counted as from the effective date of this law. The regulations for this Law were approved on August 15, 2005.

The Company has not calculated a mines closing accrual due to the extensive period of time of the Mining concessions, which are being exploited now (approximately 100 years).

(c) Use of hydrocarbons -

Supreme Decree N°046-93-EM - Regulations for Environmental Protection in Activities Pertaining to Hydrocarbons, dated November 12, 1993, governs the activities of the Company with respect to the use of hydrocarbons. In compliance with this decree, the Company has a PAMA approved by the Ministry of Energy and Mines in 1996. This PAMA is to be executed within a 7 year term and the estimated investment is US$9 thousand.

The aggregated investment as of December 31, 2005, is approximately US$76.3 thousand (US$ 74.2 thousand as of December 31, 2004).

32. Explanation added for translation into English

The accompanying financial statements are presented on the basis of generally accepted accounting principles in Peru ("Peru GAAP"). Certain accounting practices applied by the Company that conform to Peru GAAP may differ in certain respects to generally accepted accounting principles in other countries.

CEMENTOS LIMA S.A.
Balance Sheets
As of March 31, 2006 and December 31, 2005
In Thousands of New Soles

	Notas	As of March 31, 2006	As of Decembre 31, 2005
Assets			
Current Assets			
Cash and cash equivalents	4	42,588	31,006
Marketable securities		0	0
Financial Assets at fair value through profit and loss		0	0
Assets available for sale		0	0
Derivatives		0	0
Trade Accounts Receivable (net of provision for doubtful accounts receivable)	5	24,057	30,863
Accounts receivable from Principal and Affiliates	25	551	3,424
Other Accounts Receivable (net of provision for doubtful accounts receivable)	6	6,815	6,499
Inventories (net of provision for impairment of assets)	7	186,784	184,134
Biological Assets		0	0
Non current assets available-for-sale		0	0
Prepaid Expenses		7,080	9,465
Other Assets		0	0
Total Current Assets		267,875	265,391
Non-Current Assets			
Long Term Accounts Receivable		0	0
Long Term Accounts Receivable from Principal and Affiliates		0	0
Other Long Term accounts receivable		10,273	10,495
Financial Investments		70,076	28,642
Available-for-sale Assets		0	0
Held-to-maturity Investments		0	0
Equity Method Investments		0	0
Other financial Investments		70,076	28,642
Derivatives		0	0
Inventories		66,429	61,862
Biological Assets		0	0
Real State Investments		0	0
Property, Plant, and Equipment (net of accumulated depreciation and provision for impairment of assets)	9	623,818	630,423
Intangible Assets (net of accumulated amortization and provision for obsolescence)	10	46,154	45,171
Income Tax and workers´ profit sharing		0	0
Goodwill	2,s	9,745	9,745
Other Assets		0	0
Total Non-current Assets		826,495	786,338
TOTAL ASSETS		1,094,370	1,051,729

	Notas	As of March 31, 2006	As of Decembre 31, 2005
Liabilities and shareholders´equity			
Current liabilities			
Overdrafts		0	0
Debentures	11	164,000	111,171
Trade Accounts Payable	12	12,306	36,726
Accounts Payable to Principal and affiliates	25	5,848	10,522
Provisions		0	0
Income Tax and current workers´ profit sharing		0	0
Other Accounts Payables	13	40,958	34,556
Derivatives		0	0
Total current liabilities		223,112	192,975
Non-current liabilities			
Debentures		0	0
Trade Accounts Payable		0	0
Accounts Payable to Principal and affiliates		0	0
Derivatives		0	0
Provisions		0	0
Other Accounts Payable		0	0
Deferred Income (net)		0	0
Deferred Income Tax and deferred workers´ profit sharing		43,917	45,541
Total Non-Current Liabilities		43,917	45,541
Total Liabilities		267,029	238,516
Shareholders´equity			
Capital stock		267,453	267,453
Additional Capital stock		0	0
Unearned Income		0	0
Legal Reserve		44,491	44,491
Other Reserves		0	0
Retained Earnings		186,471	177,960
Difference in Currency Conversion		0	0
Total Equity attributed to Headquarters´ Shareholders		498,415	489,904
Minority Interest		328,926	323,309
Total Shareholders´ Equity		827,341	813,213
TOTAL LIABILITIES AND SHAREHOLDERS´ EQUITY		1,094,370	1,051,729

M : Mc /
BNY
GG
GF
GDC

RECEIVED

2006 JUN -5 P 1:03

OFFICE OF INTERNATIONAL CORPORATE FINANCE

CEMENTOS LIMA S.A.
Profit and Loss Statements
For the periods ended March 31, 2006 and 2005
In Thousands of New Soles

	Notes	For the specific quarter from January 1st to March 31, 2006	For the specific quarter from January 1st to March 31, 2005	For the cummulative period from January 1st to March 31, 2006	For the cummulative period from January 1st to March 31, 2005
Operating Income					
Net Sales (operating income)	18	183,812	154,662	183,812	154,662
Other Operating Income		1,841	1,429	1,841	1,429
Gross Revenue		**185,653**	**156,091**	**185,653**	**156,091**
Cost of sales (operating)	19	-103,428	-94,017	-103,428	-94,017
Other Operating Costs		-1,283	-1,241	-1,283	-1,241
Total Operating Costs		**-104,711**	**-95,258**	**-104,711**	**-95,258**
Gross margin		**80,942**	**60,833**	**80,942**	**60,833**
Operating Expenses					
Selling Expenses	21	-6,159	-5,016	-6,159	-5,016
Administrative expenses	20	-22,693	-20,751	-22,693	-20,751
Operating Income		**52,090**	**35,066**	**52,090**	**35,066**
Other Income (expenses)					
Financial Income	23	9,167	4,849	9,167	4,849
Financial Expenses	23	-8,144	-5,381	-8,144	-5,381
Share in net earnings of affiliates by Equity Method		0	0	0	0
Gain or loss in derivatives					
Gain or loss in sales of assets		0	0	0	0
Other income	24	1,320	11,441	1,320	11,441
Other expenses	24	-2,387	-9,223	-2,387	-9,223
Cummulative effects due to changes in accounting policies		0	0	0	0
Income before workers´ profit sharing and income tax		**52,046**	**36,752**	**52,046**	**36,752**
Workers´profit sharing		-5,361	-3,620	-5,361	-3,620
Imcome tax		-14,474	-9,775	-14,474	-9,775
Net Income		**32,211**	**23,357**	**32,211**	**23,357**
Net income or Loss attributed to					
Headquarters´ Shareholders		19,405	14,071	19,405	14,071
Minority Interest		12,806	9,286	12,806	9,286
		32,211	**23,357**	**32,211**	**23,357**
Basic Earnings (Losses) per common share	27	0.773	0.560	0.773	0.560
Basic Earnings (Losses) per investment share	27	0.077	0.056	0.077	0.056
Diluted earnings (losses) per common share	27	0.773	0.560	0.773	0.560
Diluted earnings (losses) per investment share	27	0.077	0.056	0.077	0.056

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

CEMENTOS LIMA S.A.

Statements of Cash Flow

For the periods ended as of March 31, 2006 and 2005

In Thousands of New Soles

	Notes	From January 1st to March 31, 2006	From January 1st to March 31, 2005
OPERATING ACTIVITIES			
Collections (entries) from:			
Sales of goods or services and operating income		214,734	184,634
Fees and commissions		0	0
Interests and returns (not included in Investing activities)		0	0
Dividends (not included in investing activities)		0	0
Royalties		0	0
Other collections in cash related to this activity		4,180	4,615
Less payments (disbursements) to:			
Suppliers of goods and services		-142,370	-149,527
Employee wages, salaries and severance indemnities		-8,805	-12,707
Taxes		-29,307	-22,164
Interests and returns (not included in financing activities)		0	0
Dividends (not included in financing activities)		0	0
Royalties		0	0
Other payments in cash related to this activity		0	0
Increase (Decrease) of cash and cash equivalents provided by operating activities		**38,432**	**4,851**
INVESTING ACTIVITIES			
Collections (entries) from:			
Loans to affiliates		0	0
Sale of Financial Investments		0	0
Sale of Real State Investments		0	0
Sale of fixed assets		0	0
Sale of intangible assets		0	0
Interests and returns		0	0
Dividends		0	0
Other collections in cash related to this activity		0	0
Less payments (disbursements) to:			
Loans to affiliates		0	0
Purchase of Financial Investments		-41,434	0
Purchase of Real State Investments		0	0
Purchase of Fixed Assets	9	-18,759	-8,279
Disbursements for work in progress of fixed assets		0	0
Purchase and development of intangible assets	10	-1,531	-1,160
Other Financial Assets		0	0
Other Non-Financial Assets		0	0
Other payments in cash related to this activity		0	0
Increase (Decrease) of cash and cash equivalents used in investing activities		**-61,724**	**-9,439**
FINANCING ACTIVITIES			
Collections (entries) from:			
Bank Loans		57,975	44,051
Issuance of Debentures		0	0
Issuance of Shares or Paid-in Capital		0	0
Sale of Treasury Shares		0	0
Other collections in cash related to this activity		0	0
Less payments (disbursements) to:			
Payment or redemption of bank loans		0	0
Payment or redemption of debentures		-5,021	-4,886
Repurchase of Treasury Shares		0	0
Interests and returns		0	0
Dividends paid to Headquarters' Shareholders		-10,894	-11,500
Dividends paid to Minority Interest		-7,186	-7,514
Difference in currency conversion		0	0
Other payments in cash related to this activity		0	0
Increase (Decrease) of cash and cash equivalents provided by financing activities		**34,874**	**20,151**
Net Increase (Decrease) of cash and cash equivalents		**11,582**	**15,563**
Cash and cash equivalents Balance at the beginning of period		31,006	7,360
Cash and cash equivalents at end of period		**42,588**	**22,923**

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

Statements of Cash Flow
For the periods ended as of March 31, 2006 and 2005
In Thousands of New Soles

	Notes	From January 1st to March 31, 2006	From January 1st to March 31, 2005
RECONCILIATION OF NET INCOME TO NET CASH AND CASH EQUIVALENTS PROVIDED BY OPERATING ACTIVITIES			
Net income (loss) of the period		32,211	23,357
Plus :			
Adjustments to net income (loss) of the period		0	0
Provision for doubtful accounts receivable		0	0
Provision for impairment of assets		0	0
Provision for decline in value of financial investments		0	0
Depreciation of the period	9	23,358	22,676
Impairment of assets	9	498	434
Amortization and write-off Intangible Assets	10	549	746
Provision for environmental protection		0	0
Amortization of other assets		0	0
Provisions		0	0
Loss in sale of financial investments		0	0
Loss in sale of real state investments		0	0
Loss in sale of fixed assets	9	1,383	112
Loss in sale of intangible assets		0	0
Share in net earnings of affiliates, net of dividends received in cash		0	0
Loss for application of fair value		0	0
Deferred workers´ profit sharing and income tax		0	0
Cummulative effect due to changes in accounting policies		0	0
Others		0	0
Less:			
Adjustments to net income (loss) of the period		0	0
Gain in sale of financial investments		0	0
Gain in sale of real state investments		0	0
Gain in sale of fixed assets		0	0
Gain in sale of intangible assets		0	0
Gain for application of fair value		0	0
Deferred workers´ profit sharing and income tax		-1,624	-3,721
Share in net earnings of affiliates, net of dividends received in cash		0	0
Cummulative effect due to changes in accounting policies		0	0
Others		0	0
Debits and credits for net changes in assets and liabilities			
(Increase) Decrease of Financial Assets at fair value through profit and loss		0	0
(Increase) Decrease of Available-for-sale Assets			
(Increase) Decrease of Derivatives - Assets			
(Increase) Decrease of trade accounts receivable		6,807	-1,848
(Increase) Decrease of accounts receivable from affiliates		2,872	-821
(Increase) Decrease of other accounts receivable		-93	-161
(Increase) Decrease of inventories		-7,217	-16,657
(Increase) Decrease of Biological Assets		0	0
(Increase) Decrease of Non-current Available-for-sale Assets		0	0
(Increase) Decrease of Prepaid Expenses		2,383	612
(Increase) Decrease of Other Assets		0	0
Increase (Decrease) of Debentures		0	0
Increase (Decrease) of Trade accounts payable		-14,946	-3,941
Increase(Decrease) of accounts payable to affiliates		-4,675	745
Increase (Decrease) of provisions		0	0
Increase (Decrease) of Current workers´ profit sharing and income tax		0	0
Increase (Decrease) of Other accounts payable		-3,074	-16,682
Increase (Decrease) of Derivatives - Liabilities		0	0
Increase (Decrease) of cash and cash equivalents provided from operating activities		**38,432**	**4,851**

MAJOR TRANSACTIONS WITH DID NOT GENERATE CASH FLOWS DURING THE PERIOD		
Prior years adjustments	0	0
Goods purchased with financial leasing	0	0
Compensation of current liabilities	0	0
Compensation of non-current liabilities	0	0
Capitalization of debts or debentures	0	0
Asset revaluation	0	0
Issuance of capital stock provided by goods	0	0

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC. Matricula 8912

CEMENTOS LIMA S.A.
Statements of Changes in Shareholders´ Equity
For the periods ended March 31, 2006 and 2005
In Thousands of New Soles

	Capital stock	Additional Capital stock	Unearned Income	Legal Reserve	Other Reserves	Retained Earnings	Difference in Currency Conversion	Total Equity attributed to Headquarters´ Shareholders	Minority Interest	Total
Balance as of January 1st, 2005	267,453	0	0	44,491	0	161,475	0	473,419	312,429	785,848
1. Gains (losses) recognized directly in shareholders´ equity	0	0	0	0	0	0	0	0	0	0
2. Net Income (loss) of the period	0	0	0	0	0	14,071	0	14,071	9,286	23,357
Total income and expenses of the period	0	0	0	0	0	14,071	0	14,071	9,286	23,357
3. Cummulative effect of changes in accounting policies and correction of errors	0	0	0	0	0	0	0	0	0	0
4. Distributable profits transferred to legal reserves during the period	0	0	0	0	0	0	0	0	0	0
5. Dividends declared and profit sharing agreed during the period	0	0	0	0	0	-11,500	0	-11,500	-7,589	-19,089
6. New issuance of capital stock provided by shareholders´	0	0	0	0	0	0	0	0	0	0
7. Capital Reduction or redemption of investment shares	0	0	0	0	0	0	0	0	0	0
8. Treasury Shares	0	0	0	0	0	0	0	0	0	0
9. Increases or decreases due to merges or splits	0	0	0	0	0	0	0	0	0	0
10. Assets revaluation	0	0	0	0	0	0	0	0	0	0
11. Transfer of revaluation surplus	0	0	0	0	0	0	0	0	0	0
12. Changes of unearned profits during the period	0	0	0	0	0	0	0	0	0	0
13. Other increases or decreases in equity items	0	0	0	0	0	0	0	0	0	0
14. Minority Interest	0	0	0	0	0	0	0	0	0	0
Balance as of March 31, 2005	267,453	0	0	44,491	0	164,046	0	475,990	314,126	790,116
Balance as of January 1st, 2006	267,453	0	0	44,491	0	177,960	0	489,904	323,309	813,213
1. Gains (losses) recognized directly in shareholders´ equity	0	0	0	0	0	0	0	0	0	0
2. Net Income (lossl) from the perirod	0	0	0	0	0	19,405	0	19,405	12,806	32,211
Total income and expenses of the period	0	0	0	0	0	19,405	0	19,405	12,806	32,211
3. Cummulative effect of changes in accounting policies and correction of errors	0	0	0	0	0	0	0	0	0	0
4. Distributable profits transferred to legal reserves during the period	0	0	0	0	0	0	0	0	0	0
5. Dividends declared and profit sharing agreed during the period	0	0	0	0	0	-10,894	0	-10,894	-7,189	-18,083
6. New issuance of capital stock provided by shareholders´	0	0	0	0	0	0	0	0	0	0
7. Capital Reduction or redemption of investment shares	0	0	0	0	0	0	0	0	0	0
8. Treasury Shares	0	0	0	0	0	0	0	0	0	0
9. Increases or decreases due to merges or splits	0	0	0	0	0	0	0	0	0	0
10. Assets revaluation	0	0	0	0	0	0	0	0	0	0
11. Transfer of revaluation surplus	0	0	0	0	0	0	0	0	0	0
12. Changes of unearned profits during the period	0	0	0	0	0	0	0	0	0	0
13. Other increases or decreases in equity items	0	0	0	0	0	0	0	0	0	0
14. Minority Interest	0	0	0	0	0	0	0	0	0	0
Balance as of March 31, 2006	267,453	0	0	44,491	0	186,471	0	498,415	328,926	827,341

CEMENTOS LIMA S. A.

JUAN PABLO COCK CASTRO
CONTADOR GENERAL
CPC: [illegible]

Cementos Lima S.A.

(FREE TRANSLATION)

FILE N°
82-3911

VAL-048-06

May 3, 2006

Messrs.
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
CONASEV
Lima

Attention: Public Registry of Securities and Intermediaries

Dear sirs,

As defined under Article 3° of Resolucion CONASEV N° 630-97-EF/94.10, we inform you that none of our ADR holders has 1% share or more on the capital stock of the Company as of April 31, 2006.

Truly yours,

Alvaro Morales Puppo
Finance Manager (CFO)
Stock Exchange Representative

c.c.: Securities and Exchange Commission - SEC (USA)
GG
VAL

FILE: TRAADRS2

(FREE TRANSLATION)

FILE NO. 82-3911

GF.0050.06
Lima, May 09, 2006

Messrs.
COMISION NACIONAL SUPERVISORA
DE EMPRESAS Y VALORES
C O N A S E V
Lima

Attention: Public Registry of Securities and Intermediaries

Ref.: Important Events

Dear sirs,

As defined under Article 28 of the Securities Market Law and Resolución CONASEV N° 107-2002-EF/94.10, we inform you as important event about the resolutions adopted by the General Meeting of Shareholders held on May 09, 2006:

1. AUTHORIZATION OF THE "DEBT INSTRUMENTS ISSUE PROGRAM"

The General Meeting unanimously agreed to authorize the "First Debt Instruments Issue Program" (hereinafter the "Program") for an outstanding amount of up to US$ 150'000,000.00 (one hundred and fifty million and 00/100 US Dollars), or its equivalent in Nuevos Soles, to cover working capital requirements and to finance the investment costs of the expansion and modernizing of Kiln I, the Atocongo-Conchán ecological strip currently under way, the facilities to use natural gas as fuel in the kilns and at the GEA thermal plant also under way, appurtenant facilities with new crushers at the quarries, storage silos, conveyor belts infrastructure, bagging plant, modernizing and expansion of the facilities at the Conchán Pier and other investment projects either under way or to be started soon for the company to grow and develop within the scope of its corporate purpose.

2. DELEGATION OF AUTHORITY TO THE BOARD OF DIRECTORS IN CONNECTION WITH THE "DEBT INSTRUMENTS ISSUE PROGRAM" AND ITS RESPECTIVE ISSUES

On this item of the agenda, the General Shareholders unanimously agreed the following:

a) Delegate on the Board of Directors of the Corporation, expressly and as broadly as permitted by applicable laws and the corporate by-laws, such authority as may be required to adopt any resolutions as may be

RECEIVED

necessary or convenient to set forth any and all terms, characteristics and conditions of the Program and the issue or issues made under the Program, including, withot limitation, the following acts:

b) Decide, among other things, the aforementioned terms, characteristics and conditions of the Program, pertaining to: (i) the number of issues and/or series; (ii) their denomination, face value and/or series; (iii) the term and procedure for registration of the Program with the Public Register of the Securities and Companies National Commission (CONASEV), including the early filing procedure, its renewal and/or registration extension; (iv) the amount of each issue(s) and/or series; (v) the timing and placement value of each issue and its respective series, if applicable; (vi) the reimbursement term and, if applicable, the redemption option; (vii) the form in which the securities will be represented; (viii) the interest rate and the interest payment periodd; (ix) the place of payment of the principal and interest; (x) the placement procedure (offer type); (xi) the trading mechanism in the secondary market; (xii) the specific guarantees to be furnished, if required; (xiii) the application of proceeds; (xiv) the procedure to follow and if the offer will be public or private; (xv) appoint the structuring entity or entities, placement agent of agents, the bondholders representative or representatives, and the risk rating agencies, if required; (xvi) the Program extensions and/or renewals and other condotions of the issue.

c) Register the securities to be issued at the Floor Trading of the Lima Stock Exchange and by any other centralized trading mechanism in Perú or abroad. Submit to the rules and provisions of the Lima Stock Exchange, if the securities to be issued under the Program are to be registered with such entity, CAVALI and any other entity, as the Board of Directors may deem appropriate, without prejudice to compliance with applicable laws.

d) Perform any and all acts, execute and, if applicable, amend or specify any and all contracts, agreements, requests, and other private and/or public documents required to complete the issue or issues, registration, offering, trading, placement and/or sale, as applicable, of the Program and of the securities to be issued thereunder; including, without limitation, documents such as the issue indenture and the supplementary indentures for the issue or issues under the Program; the placement agreement and any additional placement agreements, if applicable; the agreements with risk rating agencies; the agreements with the clearing (CAVALI ICLV or other entity performing a similar function, whether domestic or foreign), and, in general, any such other contracts or agreements with public or private entities as may be required to implement and perform the Program and the issue, placement, registration and trading of the securities, among others. The authority referred to in this sub-paragraph d) includes entering any and all contracts agreements associated with the Issue Program, including, without limitation: contracts for services, letters of intent, confidentiality agreements, and any such contracts, agreements and other documents required to furnish mortgages, guarantees, collateral trusts and/or administration trusts, and, in general, to furnish any guarantee associated with the Program.

e) Perform all the procedures, processes, submission of requests and filings, as well as execute all kinds of documents with and before CONASEV, the Lima Stock Exchange, and the Superintendence of Banking and Insurance in connection with the Program and the issue or issues thereunder, as applicable, and before any other register, and/or public or private entity within or without the country; perform all filings and submit all requests and execute any and all document with the Lima Stock Exchange. It is the intent of the Corporation to grant the Board of Directors the broadest authority to perform the acts in the above list, without limitation, as may be necessary or convenient to perform the Program, as well as registration thereof and of the issues thereunder with the Public Register of the Securites Market of CONASEV, the register(s) of the Banking and Insurance Superintendence, the securities register of the Lima Stock Exchange and any other register, as required, and the entry of the Bonds in a securities clearing entity, as specified. To exercise the above authority, the Board of Directors shall be granted the general and special administrative powers of provided for in the General Administrative Procedure Law.

3. GRANTING OF POWERS TO EXECUTE, DELIVER AND REGISTER THE RESOLUTIONS ADOPTED AT THE GENERAL MEETING OF SHAREHOLDERS

As the last item in the agenda, the General Meeting of Shareholders unanimously agreed that the Board of Directors may delegate to any of the Directors any and all powers granted at this Meeting, for any such

Directors to execute such public and/or private documents as may be required for purposes of registration and implementation of the resolutions adopted in this Meeting, without limitation.

Truly yours,
Alvaro Morales Puppo
Stock Exchange Representative
Finance Manager (CFO)

c.c.: Securities and Exchange Commission - SEC (USA)
Members of the Board

File: TRACON4

Cementos Lima S.A.

FILE N°
82-3911

(FREE TRANSLATION)

"EL PERUANO"	Tuesday, May 16, 2006
"EL COMERCIO"	Tuesday, May 16, 2006
"EXPRESO"	Tuesday, May 16, 2006

CEMENTOS LIMA S.A.
PAYMENT OF DIVIDENDS

The common and investment shareholders are hereby advised that the Board of Directors, held on April 26, 2006, declared a dividend of US$ 0.14 per share of Common Stock and US$ 0.014 per Investment Share

This dividend will be paid beginning Tuesday 30th of May, 2006 at the Securities Department's offices located in Av. Carlos Villarán 508, Suite 301, Urb. Santa Catalina, La Victoria, Lima, from 9:00 a.m. to 1:00 p.m. It is necessary to bring title(s) and identification.

For all those shareholders belonging to the Book Entry System, the dividend will be paid through CAVALI.

May 16, 2006

THE MANAGEMENT

FILE: TRAPAGO

AV. CARLOS VILLARAN 508, OF. 301, SANTA CATALINA, LA VICTORIA - LIMA 13 - CASILLA 1889 - LIMA 100 - PERU
TELEFONO 265-9045 - FAX 470-8946
REG. MERC. - ASIENTO 1 FS. 397 TOMO 293